Exhibit 19.1

Ashford Inc.
Policy on Insider Trading and Compliance
It is the policy of Ashford Inc. (together with its subsidiaries, the “Company”) to comply fully, and to assist its directors, officers, employees and related persons in complying fully with all federal and state securities laws applicable to transactions, such as purchases and sales, in the Company’s securities or the securities of the entities that the Company advises (e.g., the common stock of the Company, Braemar Hotels & Resorts Inc. and Ashford Hospitality Trust, Inc.). For purposes of this Policy on Insider Trading and Compliance, the terms “officers, employees and related persons” includes individuals (i) that are employed by the Company or Premier Project Management, LLC, (ii) certain key employees at the Company’s subsidiaries or (iii) are corporate employees of Remington Lodging & Hospitality, LLC, and its affiliates (collectively, “Remington”) or other employees of Remington designated by the Legal Department of Ashford Hospitality Advisors LLC, the operating company subsidiary of the Company (the “Advisor”). The Company depends upon the conduct and diligence of the directors, officers, employees and related persons, in both their professional and personal capacities, to ensure full compliance with this policy. It is the personal obligation and responsibility of each director, officer, employee and related person to act in a manner consistent with the following policy regarding compliance with the insider trading provisions of the federal securities laws.
It is the policy of the Company that neither the Company itself nor any director, officer, employee or related person may buy or sell any security issued by the Company or any other company advised or managed by the Company, including without limitation Braemar Hotels & Resorts Inc. and Ashford Hospitality Trust, Inc. (together with their respective subsidiaries, “Advisor Clients”), or any option or similar right to buy or sell such a security, on the basis of material nonpublic information regarding the Company or an Advisor Client, respectively. In addition, every director, officer, employee or related person must maintain the confidentiality of material nonpublic information regarding the Company or Advisor Clients that he or she may possess, and shall not give advice or make recommendations regarding investments in the Company or its Advisor Clients. It is the further policy of the Company that no director, officer, employee or related person may, on the basis of material nonpublic information about another company which the person received in the course of performing his or her duties on behalf of the Company or Advisor Clients, trade in the securities of the other company or disclose such information to any other person. No director, officer, employee or related person may permit persons under his or her supervision to act inconsistently with this policy.

There may be occasions where the Company imposes a temporary blackout on trading, such as when the Company or Advisor Client is engaged in discussions regarding a significant business combination, transaction or capital raise. The Company also requires that all transactions in the securities of the Company and Advisor Clients by directors, officers, employees and related persons be pre-cleared in writing (email is acceptable) with the Legal Department of the Advisor. In addition, directors, officers, employees and related persons may not trade in Company or Advisor Clients’ securities after termination of service on the basis of material nonpublic information. It is further the policy of the Company that directors, officers, employees and related persons are prohibited from engaging in speculation with respect to Company or Advisor Clients’ securities.
The foregoing restrictions shall not apply to transactions executed pursuant to a written plan for trading securities entered into and otherwise in compliance with Rule 10b5-1 under the Securities Act of 1934, as amended, which plan has been approved in writing by the Legal Department of the Advisor.
Further information regarding the insider trading and related policies of the Company is set forth in the memorandum attached hereto as Appendix A. Every director, officer, employee and related person will be provided with a copy of the memorandum attached hereto as Appendix A.

APPENDIX A
M E M O R A N D U M

TO:	Directors, Officers and Employees of Ashford Inc. and Corporate Employees of Remington Lodging & Hospitality, LLC
RE:	Policy on Insider Trading and Compliance
In the course of conducting Ashford Inc.’s (together with its subsidiaries, the “Company”) business, directors, officers and employees of the Company or its subsidiaries frequently come into possession of “material” information about the Company, or other entities, including any company advised or managed by the Company, including without limitation Braemar Hotels & Resorts Inc. and Ashford Hospitality Trust, Inc. (together with their respective subsidiaries, “Advisor Clients”), that generally is not available to the investing public. In addition, because of the strategic relationship, as well as the physical proximity of the corporate offices, between the Company, Advisor Clients and Remington Lodging & Hospitality, LLC, and its affiliates (collectively, “Remington”), corporate employees of Remington may come into possession of “material” information about the Company or Advisor Clients. This memorandum is intended to remind all persons associated with the Company, including directors, officers and employees of the Company and Remington corporate employees, that they must maintain the confidentiality of all such inside information and may not, on the basis of such material, nonpublic information, purchase or sell securities of the Company or any other entity to which the information relates.
Reasons for Maintaining Confidentiality
The federal securities laws strictly prohibit any person who obtains inside information and has a duty not to disclose it from using the information in connection with the purchase or sale of securities. Congress enacted this prohibition because the integrity of the securities markets would be seriously undermined if the deck were stacked against persons not privy to inside information. There is, in addition, the ethical concern that arises from taking advantage of another person through the use of inside information. Finally, there is the important fact that our ability to conduct business would be greatly harmed if we did not maintain the confidentiality of material nonpublic information.
What is Material Information
Information generally is considered “material” if its disclosure to the public would be reasonably likely to affect investors’ decisions to buy or sell Company or Advisor Clients’ securities. The following types of information are generally considered to be material:
•Operating or financial results;
•Projections of earnings or other financial data;
•Significant business acquisitions, dispositions, or joint ventures or related negotiations;
•Gain or loss of a significant strategic relationship or contract;
•Major changes in corporate structure or management personnel;
•Public or private debt or equity transactions;
Appendix A-1

•Plans for substantial capital investment;
•Significant expansion or reduction of operations;
•Significant new products, services or marketing plans;
•Substantial write-ups or write-downs of assets;
•Significant litigation or disputes;
•Adoption of a stock redemption or repurchase programs;
•Increases or decreases in cash dividends, or the issuance of a stock dividend;
•Stock splits or other forms of recapitalization; and
•Actual or projected changes in industry circumstances or competitive conditions that could significantly affect the earnings, financial position or future prospects of the Company or Advisor Clients.
The foregoing list is merely illustrative and is not exhaustive. Obviously, what is material information cannot be enumerated with precision since there are many gray areas and varying circumstances. When doubt exists, the information involved should be presumed to be material. If you are unsure whether information of which you are aware is material or nonpublic, you should consult with the Legal Department of Ashford Hospitality Advisors LLC, the operating company subsidiary of the Company (the “Advisor”), before disclosing the information.

Safeguarding Material Information
During the period that material information relating to the business or affairs of the Company or Advisor Clients is unavailable to the general public, it must be kept in strict confidence. Accordingly, such information should be discussed only with persons who have a “need to know,” and should be confined to as small a group as possible. The utmost care and circumspection must be exercised at all times. Thus, conversations in public places, such as elevators, restaurants, taxis and airplanes should be limited to matters that do not involve information of a sensitive or confidential nature.
Necessity for Authorized Release
It is important that all such communication on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries from the media, analysts, shareholders or others outsiders regarding the Company or Advisor Clients, you should decline comment and refer the inquirer to the Chief Executive Officer, the Chief Financial Officer or the Chief Strategy Officer of the Company. The foregoing policy is in addition to any prohibitions set forth in any confidentiality agreement you may have with the Company.
No Trading in AINC or Advisor Client Securities Without Prior Clearance from Ashford Legal
In accordance with the federal securities laws, no director, officer or employee of the Company or corporate employee of Remington may buy or sell Company or Advisor Clients’
Appendix A-2

securities on the basis of material nonpublic information acquired at or in connection with the Company or its affiliates. This prohibition extends not only to transactions involving securities of the Company or Advisor Clients, but also to transactions involving securities of other companies with which the Company or Advisor Clients has a relationship including entities with which the Company or Advisor Clients is engaged in discussions regarding a joint venture, merger or acquisition. Further, no director, officer or employee or corporate employee of Remington who is aware of material nonpublic information when they terminate their service with the Company, may trade in the Company’s or Advisor Clients’ securities until that information has become public or is no longer material. In all other respects, the procedures and prohibitions regarding trading while in possession of material nonpublic information will cease to apply to transactions in Company’s or Advisor Clients’ securities upon the expiration of any blackout period applicable to transactions at the time of termination of service of a director, officer or employee or corporate employee of Remington.
In order to avoid any issues with respect to whether or not a trade has been made on the basis of material nonpublic information, the Company has elected to adopt a policy that in all cases, any trade (e.g., buy or sell) of any securities issued by the Company or Advisor Clients, must be pre-cleared by the Legal Department of the Advisor. This policy extends not only to the directors, officers and employees of the Company, but also extends to all corporate employees of Remington, and shall, from time to time, be further extended to other employees of Remington on a case-by-case basis.
Prohibition on Speculation
To promote compliance with the federal securities laws and the applicable policies and procedures of the Company, employees should view all of their transactions in Company or Advisor Clients’ securities as involving investment decisions and not speculation. In-and-out trading involving holding of the Company’s or Advisor Clients’ securities for brief periods is prohibited. In order to avoid any appearance that employees are speculating in the Company’s or Advisor Clients’ securities, no employee may engage in short sales or “sales against the box” of the Company’s or Advisor Clients’ securities. For the same reasons, no employee may purchaseor sell puts or calls on the Company’s or Advisor Clients’ securities or engage in hedging transactions (i.e., zero-cost collars and forward sale contracts). Moreover, no employee may hold Company or Advisor Clients’ securities in a margin account or pledge Company or Advisor Clients’ securities as collateral for a loan. “Cashless exercises” of options may require special treatment and must be pre-cleared by the Advisor’s Legal Department.
Tipping Restrictions
Directors, officers and employees of the Company and corporate employees of Remington who come into possession of material inside information must not communicate that information to other persons prior to its public disclosure and dissemination. There is, therefore, a need to exercise care when speaking with other Company, Advisor Client or Remington personnel who do not have a “need to know,” and when communicating with family, friends and other persons. To avoid the appearance of impropriety, you are prohibited from making recommendations about buying or selling the securities of the Company, Advisor Clients or other entities with which the Company or Advisor Clients has a business relationship.
Appendix A-3

Liability and Consequences
The penalties under the securities laws for violating the insider trading provisions are severe. The courts can levy treble damages, fines, and criminal penalties (including prison terms) against persons who misuse inside information in connection with the purchase or sale of a security or who reveal confidential information to others who then trade on the basis of that information. Moreover, there may be adverse consequences for the Company, the Advisor Clients and their respective controlling persons if action is not taken to prevent insider trading violations by persons under their control. Given the extremely serious nature of any violation of our insider trading policy, the Company wishes to make clear that any person found to have committed such a violation may be subject to dismissal and to possible claims for any damages sustained by the Company or the Advisor Clients as a result of the person’s illicit activities, whether or not you have violated federal securities laws.
Compliance Certification
All recipients of this memorandum must sign, date and return the enclosed certification stating that they received the Company’s Policy on Insider Trading and Compliance, and that they agree to comply with it. All directors, officers and employees of the Company and all corporate employees of Remington are bound by the policy, regardless of whether they sign the certification. Please return the enclosed certification to the Executive Vice President, General Counsel and Secretary immediately.

Appendix A-4

COMPLIANCE CERTIFICATION

I certify that:

1.I have read, understand, and agree to comply in full with the Policy on Insider Trading and Compliance and the Memorandum to All Directors, Officers and Employees of Ashford Inc. (the “Company”) and Corporate Employees of Remington Lodging & Hospitality, LLC (“Remington”) (collectively, the “Insider Trading Policy”), copies of which were distributed with this certification. I understand that the Executive Vice President, General Counsel and Secretary is available to answer any questions regarding the Insider Trading Policy.

2.For such period of time that I have been a director, officer or employee of the Company or a corporate employee of Remington, I have complied with the Insider Trading Policy.

3.I will continue to comply with the Insider Trading Policy for as long as I am subject to the policy.

Date:
Signature

Print Name